SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Macy's, Inc. Executive Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN
Financial Statements
As of December 31, 2013 and 2012 and for
the Years Ended December 31, 2013, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN

Index

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits:
December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Plan Benefits:
Years Ended December 31, 2013, 2012 and 2011	3

Notes to Financial Statements	6

Report of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee
Macy’s, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of Macy’s, Inc. Executive Deferred Compensation Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Cincinnati, Ohio
March 31, 2014

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012

Receivables from Macy's, Inc. - Cash Credits	$25,669,018	$25,914,042

Macy's, Inc. common stock -
851,572 shares with a cost basis
of $18,629,879 at December 31, 2013 and
878,223 shares with a cost basis
of $18,235,585 at December 31, 2012 and	45,473,945	34,268,261

Net assets available for plan benefits	$71,142,963	$60,182,303

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Plan Benefits
December 31, 2013

	Cash Credits	Stock Credits	Total

Interest income	$332,822	$—	$332,822
Dividend income	—	802,195	802,195
Unrealized appreciation on Macy's, Inc. common stock	—	12,235,863	12,235,863
Participant contributions	1,602,080	923,207	2,525,287
Total additions	1,934,902	13,961,265	15,896,167

Distributions	2,179,926	2,755,581	4,935,507

Net additions (reductions) to net assets available for plan benefits	(245,024)	11,205,684	10,960,660

Net assets available for plan benefits:
Beginning of year	25,914,042	34,268,261	60,182,303
End of year	$25,669,018	$45,473,945	$71,142,963

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Plan Benefits
December 31, 2012

	Cash Credits	Stock Credits	Total

Interest income	$194,808	$—	$194,808
Dividend income	—	685,367	685,367
Unrealized appreciation on Macy's, Inc. common stock	—	6,182,197	6,182,197
Participant contributions	1,186,215	692,799	1,879,014
Total additions	1,381,023	7,560,363	8,941,386

Distributions	2,328,726	2,357,755	4,686,481

Net additions (reductions) to net assets available for plan benefits	(947,703)	5,202,608	4,254,905

Net assets available for plan benefits:
Beginning of year	26,861,745	29,065,653	55,927,398
End of year	$25,914,042	$34,268,261	$60,182,303

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Plan Benefits
December 31, 2011

	Cash Credits	Stock Credits	Total

Interest income	$371,976	$—	$371,976
Dividend income	—	310,470	310,470
Unrealized appreciation on Macy's, Inc. common stock	—	5,992,811	5,992,811
Participant contributions	1,692,492	587,512	2,280,004
Total additions	2,064,468	6,890,793	8,955,261

Distributions	2,557,072	1,401,073	3,958,145

Net additions (reductions) to net assets available for plan benefits	(492,604)	5,489,720	4,997,116

Net assets available for plan benefits:
Beginning of year	27,354,349	23,575,933	50,930,282
End of year	$26,861,745	$29,065,653	$55,927,398

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN
Notes to Financial Statements
December 31, 2013, 2012 and 2011

1.	Description of the Plan
The following brief description of the Macy's, Inc. Executive Deferred Compensation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.	General
The Plan is sponsored by Macy's, Inc. (the "Company" or the "Plan Administrator"). The Plan, as amended, enabled key employees of the Company to defer cash compensation (and prior to January 1, 2005, certain stock option compensation) for personal income tax purposes. The nonqualified Plan was adopted in 1993 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Effective December 31, 2013, deferrals of base compensation shall be discontinued after December 31, 2013. Deferrals of annual incentive compensation shall be discontinued after payment of the fiscal 2013 annual incentive compensation in 2014. Earnings shall continue to be credited, and distributions of account balances shall be made under the remaining provisions of the Plan.

b.	Eligibility and Vesting
The Plan covers key employees, as designated by the Company and defined in the Plan document. Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in the Plan at all times.

c.	Contributions
Participant contributions represent compensation received during the plan year that has been deferred pursuant to the Plan. Such contributions include base compensation and annual incentive compensation. On an annual basis, participants may elect to defer a percentage of their base compensation and any annual incentive compensation. Participants further elect the amount of their deferred compensation to be credited as Cash Credits, as Stock Credits or as a combination of Cash Credits and Stock Credits, pursuant to the terms and conditions of the Plan. If no election is made, all contributions are deferred as Stock Credits.

d.	Participant Accounts
An account is maintained for each participant in the Plan, which shows the participant's separate interest in the Cash Credit and Stock Credit portions of the Plan. If a Cash Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with the dollar amount of deferred compensation. At the end of each calendar quarter, the Cash Credit account shall be credited with interest at a rate equal to one-quarter of the percent per annum on United States Five-Year Treasury Bills as of the last day of such calendar quarter. If a Stock Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with a stock equivalent which shall be the number of full shares of common stock of the Company that is transferred to or purchased by the Grantor Trust (defined later) with the amount of deferred compensation and with the dollar amount of any part of such credit that is not convertible into a full share. At the end of each calendar quarter, the Stock Credit account shall be credited with a dividend equivalent as declared by the Company, if any, upon each share of common stock during such calendar quarter.
Participants are eligible for distribution of their benefits upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. Participants, prior to termination, may request to receive the balance of their cash and stock credit accounts in one to fifteen approximately equal annual installments. Such requests are subject to the Pension and Profit Sharing Committee of Macy's, Inc.'s approval.

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN
Notes to Financial Statements - Continued
December 31, 2013, 2012 and 2011

Participants also have the ability to defer cash compensation on a short-term basis, for a minimum of five years. At the time of such deferral election, participants may request to receive the balance of this short-term deferral account in one to fifteen approximately equal annual installments. Notwithstanding, participants are eligible for distribution of this short-term account as well as other balances due to them under the Plan upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code.
For deferrals to the Plan on or after January 1, 2005, participants must make an election to receive the balance of these cash and stock credit accounts in one to fifteen approximately equal annual installments prior to the deferral. Subsequent changes are subject to restrictions. If no election is made, the cash and stock credit accounts will be paid out in five approximately equal annual installments.

2.	Summary of Significant Accounting Policies

a.	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

b.	Investments
The Plan's investments consist of receivables from the Company to be settled in cash or common stock of the Company, both of which exceed 5% of net assets available for Plan benefits. The Company maintains separate book accounts for the benefit of each Plan participant and periodically credits such accounts for deferred compensation, interest and dividend income and reduces such accounts for distributions. Company shares are allocated to participant accounts based on the share price on the date of purchase.
Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures," ("ASC Topic 820") defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and requires additional disclosures about fair value measurements. The ASC 820 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The common stock of the Company is valued and reported in the Statements of Net Assets Available for Plan Benefits at quoted market prices in active markets defined as Level 1 in accordance with the fair value hierarchy set forth in ASC Topic 820.
At December 31, 2013, there were 49 participants in the Cash Credit portion of the Plan, 44 participants in the Stock Credit portion of the Plan and 187 participants in both the Cash Credit portion and Stock Credit portion of the Plan.
At December 31, 2012, there were 59 participants in the Cash Credit portion of the Plan, 50 participants in the Stock Credit portion of the Plan and 194 participants in both the Cash Credit portion and Stock Credit portion of the Plan.

MACY'S, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN
Notes to Financial Statements - Continued
December 31, 2013, 2012 and 2011

c.	Risks and Uncertainties
The Plan invests in common stock of the Company. Securities investments, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the general level of risk associated with securities investments and the additional risks associated with investment in a single security, it is at least reasonably possible that a change in the value of the Company's stock will occur in the near term and that such a change could materially affect the amount reported in the Statements of Net Assets Available for Plan Benefits.
In the normal course of business, the Plan can become involved in legal proceedings. In the opinion of the Company, the aggregate liability, if any, with respect to these actions will not materially adversely affect the Plan's Net Assets Available for Plan Benefits.

d.	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

e.	New Pronouncements
The Plan does not anticipate that the adoption of recent accounting pronouncements will have an impact on the Plan's financial statements.

3.	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.	Administrative Expenses
All administrative costs of the Plan are paid by the Company.

5.	Tax Status
The Plan is not subject to Federal income tax. It is operated as a nonqualified deferred compensation arrangement that effectively defers compensation for individual participants. The related Grantor (Rabbi) Trust is intended to meet the safe harbor provisions of and to comply with the material requirement of the model trust as set forth in IRS Rev. Proc. 92-64.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. Executive Deferred Compensation Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            Macy's, Inc. Executive Deferred Compensation Plan

Dated March 31, 2014	By: /s/ Karen M. Hoguet
Karen M. Hoguet
Pension and Profit Sharing Committee
Macy's, Inc.